EXHIBIT 11


                          HEALTHCARE TECHNOLOGIES LTD.
                                 CODE OF ETHICS
                                       FOR
                         THE PRINCIPAL EXECUTIVE OFFICER
                          AND SENIOR FINANCIAL OFFICERS

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I.   INTRODUCTION


     This Code of Ethics for the Principal Executive Officer and Senior Financial Officers (the "CODE") helps maintain the standards of business conduct for Healthcare Technologies Ltd. (the "COMPANY"), and ensures compliance with legal requirements, specifically Section 406 of the Sarbanes-Oxley Act of 2002, and the SEC rules promulgated thereunder. The purpose of the Code is to deter wrongdoing and promote ethical conduct. The matters covered in this Code are of the utmost importance to the Company, our shareholders and our business partners.

     The Code is applicable to the Chief Executive Officer, the Chief Financial Officer, the Principal Accounting Officer or Controller and any persons performing similar functions, if any, of the Company (collectively, the "SENIOR FINANCIAL OFFICERS").

     Ethical business conduct is critical to our business. Accordingly, Senior Financial Officers are expected to read and understand this Code, uphold these standards in day-to-day activities, and comply with all applicable laws, rules and regulations and all applicable policies and procedures adopted by the Company that govern the conduct of its employees.

     Because the principles described in this Code are general in nature, Senior Financial Officers should also review the Company's other applicable policies and procedures for more specific instruction. They may contact the Company's legal counsel or Chief Financial Officer if they have any questions.

     To remove any doubt, nothing in this Code, in any Company policies and procedures, or in other related communications (verbal or written), creates or implies an employment contract or term of employment.


II.  HONEST AND ETHICAL CONDUCT

     We expect all Senior Financial Officers to act in accordance with the highest standards of personal and professional integrity, honesty and ethical conduct, while working on the Company's premises, at offsite locations where the Company's business is being conducted, at Company sponsored business and social events, or at any other place where Senior Financial Officers are representing the Company.

     We consider honest conduct to be conduct that is free from fraud or deception. We consider ethical conduct to be conduct conforming to the accepted professional standards of conduct. Ethical conduct includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. This is discussed in more detail in Section III below.

     In all cases, if you are unsure about the appropriateness of an event or action, please seek assistance in interpreting the requirements of these practices by contacting the Company's legal counsel or Chief Financial Officer.


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III. CONFLICTS OF INTEREST

     The Senior Financial Officers' duty to the Company demands that he or she avoids, to the extent possible, situations in which their own interests conflict, or appear to conflict, with the interests of the Company. In any case in which a Senior Financial Officer finds himself with an actual or apparent material conflict of interest, he should promptly disclose it to the Company's Audit Committee, which shall determine how the situation should be resolved. While it is not possible to describe, or even anticipate, all the circumstances and situations that might involve a conflict of interest, conflicts may arise where a Senior Financial Officer:

     A. has a consulting, managerial or employment relationship in any capacity with a competitor, customer, supplier or others dealing with the Company or takes part in any activity that enhances or supports a competitor's position; or

     B. has a financial interest in the Company's competitors, customers, suppliers or others dealing with the Company; or

     C. conducts Company business with a relative, or with a business in which a relative is associated in any significant role. Relatives include spouse, siblings, children, parents, grandparents, grandchildren, aunts, uncles, nieces, nephews, cousins, step relationships, and in-laws; or

     D. accepts any offer, payment, promise to pay, or authorization to pay any money, gift, or anything of value from customers, vendors, consultants, etc. Inexpensive gifts, infrequent business meals, celebratory events and entertainment, provided that they are not excessive or create an appearance of impropriety, do not violate this policy..


IV.  DISCLOSURE TO THE SEC AND THE PUBLIC

     Our policy is to provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications. Accordingly, our Senior Financial Officers must maintain internal controls and procedures and disclosure controls and procedures designed to assure that financial information is recorded, processed and transmitted to those responsible for preparing periodic reports and other public communications containing financial information so that they are full, fair, accurate, understandable and timely. Senior Financial Officers must also ensure that they and others in the Company comply with such controls and procedures.


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V.   COMPLIANCE WITH GOVERNMENTAL LAWS, RULES AND REGULATIONS

     Senior Financial Officers must comply with all applicable governmental laws, rules and regulations. Senior Financial Officers must acquire appropriate knowledge of the legal requirements relating to their duties sufficient to enable them to recognize potential dangers, and to know when to seek advice from the finance department. Violations of applicable governmental laws, rules and regulations may subject Senior Financial Officers to individual criminal or civil liability, as well as to disciplinary action by the Company. Such individual violations may also subject the Company to civil or criminal liability or the loss of business.


VI.  VIOLATIONS OF THE CODE

     Part of a Senior Financial Officer's job, and of his or her ethical responsibility, is to help enforce this Code. Senior Financial Officers should be alert to possible violations and report this to the Company's Chief Financial Officer. Senior Financial Officers must cooperate in any internal or external investigations of possible violations. Reprisal, threat, retribution or retaliation against any person who has, in good faith, reported a violation or a suspected violation of law, this Code or other Company policies, or against any person who is assisting in any investigation or process with respect to such a violation, is prohibited.

     Actual violations of law, this Code, or other Company policies or procedures, should be promptly reported to the Company's Chief Financial Officer.

     The Company will take appropriate action against any Senior Financial Officer whose actions are found to violate the Code or any other policy of the Company. Disciplinary actions may include immediate termination of employment at the Company's sole discretion. Where the Company has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Where laws have been violated, the Company will cooperate fully with the appropriate authorities.


VII. WAIVERS AND AMENDMENTS OF THE CODE

     We are committed to continuously reviewing and updating our policies and procedures. Therefore, this Code is subject to modification. Any amendment or waiver of any provision of this Code must be approved in writing by the Company's board of directors and promptly disclosed on the Company's website and in applicable regulatory filings pursuant to applicable laws and regulations, together with details about the nature of the amendment or waiver.


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